UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ABL Facility

On September 30, 2015 (the “Closing Date”), UCI Holdings Limited (the “Company,” “we,” “us” and “our”) entered into a credit agreement (the “ABL Credit Agreement”) with UCI International, LLC (“UCI International”), the subsidiary borrowers from time to time party thereto (together with UCI International, collectively, the “Borrowers” and each individually, a “Borrower”), UCI Acquisition Holdings (No. 1) Corp, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as issuing lender and administrative agent, and as collateral agent (in such capacity, the “Collateral Agent”).

The ABL Credit Agreement provides for senior secured asset-based revolving loans and letters of credit of up to a maximum aggregate principal amount of $125 million outstanding at any time (subject to availability under a borrowing base) (the “ABL Facility”). Extensions of credit under the ABL Facility will be limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments. The ABL Facility also permits the borrowers to add one or more incremental revolving credit facilities to be included in the ABL Facility up to an aggregate maximum amount of $175 million for the total commitments under the ABL Facility (including all incremental commitments).

The proceeds of the loans made under the ABL Facility were used on the Closing Date to refinance in full, and terminate, all amounts due or outstanding under the Company’s existing credit agreement, dated as of January 26, 2011, as amended, and to pay certain related fees and expenses. As of the Closing Date, we had approximately $30.5 million of available borrowings under the ABL Facility (after giving effect to the borrowing base limitations, the initial borrowing under the ABL Facility of approximately $77.0 million and approximately $5.8 million in letters of credit issued).

Interest; Fees

At the Borrowers’ option, the interest rates applicable to the loans under the ABL Facility are based on a fluctuating rate of interest measured by reference to either an adjusted London inter-bank offered rate (adjusted for statutory reserve requirements) or an alternate base rate, in each case plus the Applicable Margin. The Applicable Margin for each elected interest rate is subject to a pricing grid, as set forth in the ABL Credit Agreement, based on average excess availability for the previous fiscal quarter.

Customary fees will be payable in respect of the ABL Facility, including, among others, letter of credit fees and commitment fees.

Maturity; Prepayments

The ABL Facility will mature on September 30, 2020, provided that the maturity date will be advanced to November 15, 2018 if the $400 million aggregate principal amount of UCI International’s 8.625% Senior Notes due 2019 is not repaid or refinanced with certain qualified indebtedness prior to such date.

The ABL Facility may be voluntarily prepaid at any time without premium or penalty and will be subject to mandatory prepayment if the amount outstanding under the ABL Facility exceeds either the aggregate commitments with respect thereto or the current borrowing base, in an amount equal to such excess. Mandatory prepayments do not result in a permanent reduction of the lenders’ commitments under the ABL Facility.

Guarantees; Security

The ABL Facility is senior secured indebtedness of the Borrowers and ranks equal in right of payment with all of the Borrowers’ existing and future senior indebtedness and senior in right of payment to all of the Borrowers’ existing and future subordinated indebtedness.

On the Closing Date, the Company and certain of its wholly-owned U.S. subsidiaries entered into a guarantee and collateral agreement with the Collateral Agent. All obligations under the ABL Facility (as well as obligations under certain hedging agreements and certain cash management obligations) are guaranteed by the Company and certain of its direct and indirect subsidiaries, subject to certain legal and tax limitations and other agreed exceptions.

All obligations under the ABL Facility, and the guarantee of those obligations (as well as obligations under certain hedging agreements and certain cash management obligations), are secured by substantially all assets of the Company, UCI International (and any additional Borrowers) and the other guarantors under the ABL Facility, subject to certain agreed limitations.

Covenants

The ABL Facility contains a number of covenants that, among other things, limit or restrict the ability of the Company and its subsidiaries to incur indebtedness, permit liens on their property or assets securing indebtedness, merge or consolidate, dispose of assets, pay dividends, make acquisitions and other investments, prepay or modify certain indebtedness, and engage in transactions with affiliates, in each case subject to customary exceptions. The ABL Facility also contains certain affirmative covenants, including financial and other reporting requirements.

The ABL Facility does not include any financial maintenance covenants, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00 on a trailing four-quarter basis, which will be tested only upon the occurrence of specified events of default or when excess availability falls below a specified threshold, as set forth in the ABL Credit Agreement, and continuing until such time as such specified default no longer exists or excess availability has been in excess of such threshold for a period of 20 consecutive calendar days.

Events of Default

The ABL Facility contains customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross default and cross acceleration to other material indebtedness, certain bankruptcy events, certain ERISA events, material judgments, material invalidity of guarantees or security interests, and change of control.

The Company is furnishing a press release related to its entry into the ABL Facility. A copy of the press release is furnished as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)

Date: September 30, 2015	By:	/s/ Ricardo F. Alvergue
Name: Ricardo F. Alvergue
Title: Chief Financial Officer